3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

September 28, 2016

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust (the “Trust”) 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 134 to the Trust’s registration statement on Form N-1A filed with the Commission on July 15, 2016 (the “Amendment”), which were provided to the Trust by James E. O’Connor, Senior Counsel.  The Amendment was filed to register for offering and sale four new series of the Trust: the Gotham Index Core Fund, the Gotham Hedged Core Fund, the Gotham Absolute 500 Core Fund(1), and the Gotham Enhanced 500 Core Fund(2) (each a “Fund” and collectively, the “Funds”).  We appreciate the opportunity to address your comments regarding the Funds.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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(1)  The name of the Gotham Absolute Core Fund has been changed to “Gotham Absolute 500 Core Fund.”  Such change will be reflected in the definitive prospectus for the Fund.

(2)  The name of the Gotham Enhanced Core Fund has been changed to “Gotham Enhanced 500 Core Fund.”  Such change will be reflected in the definitive prospectus for the Fund.

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Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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PROSPECTUS

Comments applicable to all Funds

1)             With respect to the footnote to each Fund’s fee table that discloses the contractual expense limitation arrangements with Gotham Asset Management, LLC (the “Adviser”), please clarify that the Adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, for fees it waived and Fund expenses it paid to the extent the total annual fund operating expenses do not exceed the expense limitation amount described or any lesser limits in effect as the time of reimbursement. (emphasis added).

Response:   The prospectus has been revised to address the Staff’s comment.

2)             Each Fund discloses that it will take long positions in securities that the Adviser believes to be undervalued and short positions in securities that the Adviser believes to be overvalued.  Please further explain the Adviser’s methodology for assessing value.

Response:  The Adviser uses a systematic, bottom-up, value approach to identify companies that the Adviser believes to be overvalued or undervalued by researching and analyzing a stock’s fundamentals, such as recurring earnings, cash flow, capital efficiency and capital structure.

3)             For each Fund that includes “High Portfolio Turnover Risk,” consider revising the risk disclosure to clarify that increased portfolio turnover may result in higher Fund expenses and more significant distributions of short-term capital gains to investors, which are taxed as ordinary income.

Response:   The prospectus has been revised to address the Staff’s comment.

4)             With respect to the fee table for each Fund, confirm whether each Fund anticipates investing in “Acquired Funds” to the extent that such Fund would be required to disclose “Acquired Fund” fees and expenses in its fee table as a separate line item.

Response:  The Adviser has confirmed that the Funds do not currently anticipate investing in “Acquired Funds” to the extent such disclosure would be required.

5)             With respect to “Short Sale Risk,” please clarify that the potential loss is increased by the amount of premium or interest a Fund must pay to the lender of the security.

Response:  The prospectus has been revised to address the Staff’s comment.

6)             Where appropriate in the prospectus, please disclose that short sale expenses referred to as the “negative cost of carry,” will tend to cause the Fund to lose money on a short sale even in instances where the price of the underlying security sold short does not change over the duration of the short sale.

Response:  The prospectus has been revised to address the Staff’s comment.

7)             Please briefly describe, where appropriate, the additional adverse tax consequences that may result for investors in a Fund as a result of the Fund’s lending its securities.  For example, a stock loan that is open over the dividend record date can have adverse tax consequences to a Fund’s investors.  The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction.  Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the fund when the shares of foreign companies are loaned out.

Response: The requested disclosure regarding securities lending has been added to the “More Information on Taxes” section of the Prospectus and the “Taxation of the Funds-Distributions” section of the SAI. The requested disclosure regarding the foreign tax credit has been added to the “Taxation of the Funds-Foreign Taxation” section of the Statement of Additional Information.

Comments applicable to the Gotham Absolute 500 Core Fund

1)             Please explain to the staff what performance index(es) the Fund proposes to use and why the Fund considers such index(es) appropriate.

Response:   The Fund intends to show the performance of the Fund as compared to that of the Hedge Fund Research Inc. (HFRX) Equity Hedge Index.  The Adviser believes that the HFRX Index is an appropriate benchmark based on the following description of the Index:  “The Index is engineered to achieve representative performance of a larger universe of funds employing

“Equity Hedge” strategies. Equity Hedge strategies maintain positions both long and short in primarily equity and equity derivative securities. A wide variety of investment processes can be employed to arrive at an investment decision, including both quantitative and fundamental techniques; strategies can be broadly diversified or narrowly focused on specific sectors and can range broadly in terms of levels of net exposure, leverage employed, holding period, concentrations of market capitalizations and valuation ranges of typical portfolios. Equity Hedge managers would typically maintain at least 50%, and may in some cases be substantially invested in equities, both long and short.”

Comments applicable to the Gotham Hedged Core Fund

1)             Under the heading “Summary of Principal Investment Strategies” please explain what is meant by “the economic equivalent of 50 - 70% exposure to the S&P 500 Index or another broad-based index of U.S. large capitalization companies…”  Please clarify what is meant by the term “economic equivalent.”  Please identify all of the indices included in the defined term “Index.”

Response:   The Prospectus has been revised to state that “[t]he Adviser intends that the Fund will have the economic exposure to the S&P 500® Index (the “Index”) of approximately 50 - 70% of the Fund’s assets.”

The Prospectus has eliminated from the definition of “Index” references to “another broad-based index of U.S. large capitalization companies.”  If, in the future, the Adviser believes it is in the best interests of the Fund to track the performance of another broad-based index of U.S. large capitalization companies, the prospectus will be updated to notify shareholders of the change.

Comments applicable to the Gotham Index Core Fund

1)             Consider (i) whether the use of “Index” in the Fund’s name is appropriate and consistent with the requirements of Rule 35d-1 under the 1940 Act and (ii) whether the adoption of an investment policy to invest in a specified percentage of the Fund’s assets in investments connoted by a single index is appropriate.  The Staff notes that in the Adopting Release for Rule 35d-1, Investment Company Names, IC-24828 (1/14/2001), it states that “[i]ndex funds…generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”  The Staff notes that the disclosure of the Fund’s investment strategy indicates that the Fund does not necessarily seek to track the performance of a single index and instead may track any large cap index.  Consider whether this strategy is consistent with the requirements of Rule 35d-1 and consider eliminating from the definition of “Index” references to “another broad-based index of U.S. large capitalization companies.”  In addition, please clarify what is meant by an “enhanced” index fund.  How will the Fund enhance the performance of the applicable index?

Response: The prospectus has been revised to address the Staff’s comments.  The Registrant believes that the use of “index” in the Fund’s name is appropriate in light of the Fund’s investment objective and principal investment strategies.  The Fund’s investment objective is to seek to outperform the S&P 500 Index (the “Index”).  The Registrant attempts to achieve this objective by normally investing a portion of the Fund’s assets in securities intended to track the performance of the S&P 500® Index and additional exposure to a long/short portfolio consisting of long and short positions, generally selected from the largest 500 to 700 U.S. companies by market.

The Registrant notes several other registered investment companies utilize the term “index plus” or “enhanced index” in names of funds with similar investment objectives to outperform an index.  Similar to these investment companies, the Fund will adopt an investment policy to, under normal market conditions, invest at least 80% of its net assets (plus borrowings for investment purposes and reinvested proceeds from short sales) in individual securities included in the Index and ETFs intended to track the investment results of the Index.

The Prospectus has eliminated from the definition of “Index” references to “another broad-based index of U.S. large capitalization companies.”  If, in the future, the Adviser believes it is in the best interests of the Fund to track the performance of another broad-based index of U.S. large capitalization companies, the prospectus will be updated to notify shareholders of the change.

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Please direct any questions concerning this letter to the undersigned at 215.981.4659 or, in his absence, to John M. Ford, Esq. at 215.981.4009.

Very truly yours,

/s/ John P. Falco

John P. Falco

Enclosures.

cc:	James E. O’Connor, Esq., Securities and Exchange Commission Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE  19809

September 28, 2016

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”)
File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 134, the Trust’s registration statement on Form N-1A filed with the Commission on July 15, 2016 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John P. Falco of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4659.

Very truly yours,

/s/ Joel L. Weiss

Joel L. Weiss
President and Chief Executive Officer

Cc:	James E. O’Connor, Esq., Securities and Exchange Commission John M. Ford, Esq. John P. Falco, Esq.